BLUEROCK CAPITAL MARKETS, LLC

FINANCIAL STATEMENT

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67058

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bluerock Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
919 Third Avenue, 40th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Chad Kirschenblatt   516 393 5603   chad.kirschenblatt@jrsfinancialservices.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West Woodbury	NY	11797
(Address)	(City)	(State) (Zip Code)

10-16-2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kamala Connors _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Bluerock Capital Markets LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Chief Compliance Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
Bluerock Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC (the Company) as of December 31, 2025, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
March 2, 2026

December 31, 2025

ASSETS

Cash and cash equivalents	$	5,329,022
Accounts receivable		73,913
Prepaid expenses and other assets		620,185
Right of use asset		281,985
Due from related party		274,388
Property and equipment - net		24,918
Total Assets	$	6,604,411

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,690,579
Accrued commissions payable		434,768
Lease liability		299,040
Due to related party		51,705
Total Liabilities	$	2,476,092
Member's Equity	$	4,128,319
Total Liabilities and Member's Equity	$	6,604,411

December 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies

ORGANIZATION AND NATURE OF BUSINESS

Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company does not claim an exemption from SEA Rule 15c3-3 but instead files an exemption report, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company was formed on August 8, 2005, as Sunbelt New England Equities. BR Capital Markets, LLC (*formerly the Company's sole Series A and Preferred member*) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011, and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC. BR Capital Markets, LLC admitted Interval Management, LLC, Interval Management II, LLC, and Interval Management III, LLC (Collectively "Series B Entities") as Series B members on December 11, 2019, September 30, 2020, and October 11, 2021, respectively.

On May 30, 2025, BR Capital Markets, LLC and the Series B Entities sold the Company to a related party, Bluerock Asset Management, LLC for $1 (the "Sale"). On May 31, 2025, Bluerock Asset Management, LLC contributed 100% of its membership interest to its subsidiary Bluerock Enterprise Holdings, LP making it the sole member of the Company.

Prior to the sale, the Company had three classes of membership interest. Series A Units were held by BR Capital Markets, LLC, which had 100% of the voting and control rights; however, 1% of the economic interest in the Company. Series B Units were held by Interval Management, LLC, Interval Management II, LLC, and Interval Management III, LLC, which had no voting & control rights; however, 99% of economic interest in the Company. Preferred Equity Units were held by BR Capital Markets, LLC, which gave preferred position in distribution waterfall. After the Company's sale, all three classes were cancelled.

SIGNIFICANT ACCOUNTING POLICIES ARE AS FOLLOWS:

BASIS OF ACCOUNTING

The Company maintains its accounting records and prepares its financial statement on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

CASH AND CASH EQUIVALENTS

The Company maintains the majority of its cash and cash equivalents with financial institutions in the form of cash deposits and Treasury Bills. Certain deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. On December 31, 2025, the Company had cash in financial institutions in excess of federally insured limits of approximately $23,290. The Company has not incurred any losses in connection with these deposits.

The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

December 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies (continued)

The Company does not have any restricted cash as of December 31, 2025.

ACCOUNTS RECEIVABLE

Accounts receivables are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible, they are charged to operations at the time of such determination.

CREDIT LOSSES

The Company applies the provisions of Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which introduces a credit loss methodology, Current Expected Credit Losses (CECL) that requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

At December 31, 2025, the Company determined it had no estimated credit loss affecting its financial statement.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using straight-line methods for all assets over their estimated useful lives of five years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including Property and Equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

MANAGING BROKER DEALER AND MARKETING DUE DILIGENCE FEES AND EXPENSES

The Company recognizes managing broker dealer and marketing and due diligence fees on the trade-date as securities transactions occur. The Company acts as principal as it relates to these fees given it is primarily responsible for fulfilling all marketing and due diligence functions related to its offerings. The Company in turn pays a portion of these fees to third party dealers.

December 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies (continued)

ESTIMATES

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES

Prior to May 30, 2025, the Company was a multi-member owned limited liability company and filed its partnership tax returns in all applicable jurisdictions. The Company was not subject to Federal income taxes; however, it may have been subject to certain state or local income taxes. All items of income, expense, gains, and losses were reportable by its members.

On May 30, 2025, as a result of the Sale, the Company became a single member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying financial statements since the Company is not subject to United States federal, state, or local income taxes.

Under ASU 2019-12 which modified ASC Topic 740, an entity is not required to allocate tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority. Under the guidance, deferred taxes for single member limited liability company is no longer required on their standalone financial statement.

Generally, federal, state and local authorities may examine the Company's members' tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2022 are no longer subject to examination by tax authorities.

REVENUE RECOGNITION

In accordance with ASC 606, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

December 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies (continued)

The Company sells securities and beneficial interest in Delaware Statutory Trusts ("DST") products on behalf of related parties. Each time a customer enters into buy transaction and transfers proceeds to related parties, the Company charges Managing broker-dealer & Marketing due diligence ("MBD & MDD") fees. The Company sells shares of related closed-end registered investment companies ("Funds"). Each time a customer enters into buy transaction and transfers proceeds to the Funds, the Company, via a third-party Distributor, receives distribution fees over the length of the investment. The Company advances commissions to third-party Distributors, Inc. for certain share classes of the Funds and subsequently receives reimbursement over 12 months via third-party Distributors. The Company recognizes any reimbursement above the total amount due as commission income.

The Company believes that the performance obligation is satisfied on the trade date. That is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

For the year-end 2025, the beginning balance of the Company's receivable was $97,646. The closing balance was $73,913.

Note 2 – Advanced Commissions

Bluerock Total Income+ Real Estate Fund and Bluerock High Income Institutional Credit Fund, a Delaware Statutory Trust (the "Funds") are closed-end registered investment companies under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Funds, an investor pays no commission on its purchase, but ALPS Distributors, Inc (the "Distributor") has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. The Company reimburses the Distributor for the Advanced Commissions the Distributor pays to the selling broker-dealer, and the Distributor pays the Company the Plan Fees and CDSCs it receives with respect to the applicable shares for the 12-month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund Net Asset Value ("NAV") and can fluctuate from month to month. The Company has entered into a Wholesale Marketing Agreement which governs the relationship between the Distributor and the Company.

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Accounts receivable" on the Statement of Financial Condition. The Advance Commissions are payable monthly on an arrearage basis but are not included as a component of Accounts payable and accrued expenses as of the date of the financial statement because the Advanced Commissions do not meet the true definition of a liability as it is the liability of the Distributor, and not the liability of the Company.

For the year ended December 31, 2025, the Company paid total Advanced Commissions of $94,049 and recouped $155,201 through Plan Fees. The Company will recoup the $36,494 outstanding balance in 2025, which is presented as a component of Accounts receivable on the Statement of Financial Condition.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2025, the Company had net capital of $3,142,753, of which $2,996,479 was in excess of the minimum net capital requirement of $146,274. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2025, was 0.70 to 1.

Note 4 – Related Party Transactions

For the year ended December 31, 2025, substantially all of the Company's revenues were earned from investors' transactions in various investment funds related to the Company by common control.

As of December 31, 2025, the Company is due reimbursable expenses in the amount of $274,388 from a related entity through common ownership and owes expenses in the amount of $51,705 to a related entity through common ownership.

For the year ended December 31, 2025, the Company was allocated expenses from Bluerock Real Estate Holdings, LLC and Bluerock Enterprise Holdings, LP, respectively, entities related by common control, for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties. The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

During the period from January 1, 2025, to May 30, 2025, the Company received $7,500,072 in cash contributions from its former preferred member, BR Capital Markets, LLC.

Upon the sale of the Company to Bluerock Asset Management, LLC, BR Capital Markets, LLC, as a preferred member, received a cash distribution from the Company of $4,523,588, and simultaneously Bluerock Asset Management, LLC contributed $4,523,588 to the Company. On May 30, 2025, Bluerock Asset Management, LLC contributed 100% of its membership interest to its subsidiary Bluerock Enterprise Holdings, LP making it the sole member of the Company.

During the period from May 30, 2025, to December 31, 2025, Bluerock Enterprise Holdings, LP contributed cash of $9,600,000, which resulted in the Company receiving total contributions of $21,623,660 for the year ended December 31, 2025.

Note 5 – Property and Equipment

Major classes of Property and equipment are as follows:

Asset Type	Amount	Depreciable Life - Years
Computer and equipment	$ 47,360	5
Furniture and fixtures	42,189	5
Leasehold imporvements	25,774	5
Computer software	24,259	5
Total Cost	$ 139,582	
Accumulated Depreciation	$ (114,664)	
Property and equipment - net	$ 24,918	

Repairs and maintenance costs are expensed as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 6 – Income Taxes

As of May 30, 2025, the Company had net operating loss carryforwards ("NOL") for New York City Unincorporated Business Tax, which would have been available to offset future taxable income of approximately $4,935,000. As of May 30, 2025, the NOL was available to be carried forward indefinitely. On May 30, 2025, the carryforwards resulted in a deferred tax asset of approximately $197,000, for which the Company had provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. As of May 30, 2025, the valuation allowance increased by approximately $6,000.

However, on May 30, 2025, the Company became a single member limited liability company disregarded for U.S. Federal income tax purposes. As such, the Company's net operating loss carryforwards are no longer available.

Note 7 – Leases

The Company accounts for leases in accordance to ASC 842 – Leases. The guidance requires the recognition of right of use assets and lease liabilities on the statement of financial condition for most operating leases.

Right of use asset represents the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the

lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.49% incremental borrowing rate.

The Company occupies office space at 4100 Newport Place, Suite 650 in Newport Beach, California under a lease agreement through May 31, 2028.

Note 7 – Leases (continued)

Minimum future rental payments under non-cancelable operating leases are as follows:

Year Ending		Total
12/31/2026		121,840
12/31/2027		136,791
12/31/2028		58,232
Total Future Lease Payments	$	316,863
Less: Imputed Interest		17,823
Lease Liability	$	299,040

Note 8 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue or funding from other sources.

Note 9 – Company Sponsored Plan

The Company sponsors a 401(k) plan for substantially all employees. The plan provides for the Company to make a discretionary matching contribution.

Note 10 – Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of selling securities and beneficial interests in DST products on behalf of related parties. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 11 – Commitments and Contingencies

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its cash flow, results of operations or financial position.

December 31, 2025

Note 12 – Subsequent Events

The financial statement and related disclosures include evaluation of events up through and including March 2, 2026, which is the date the financial statement was available to be issued.

As of March 2, 2026, Bluerock Enterprise Holdings, LP, as the sole member of the Company, contributed capital of $2,400,000.